File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 AUG -8 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

31 July 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 ~~Fifth Street~~
Stop 3-2
Washington, DC 20549
USA

06015808

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released on Friday 28 July 2006:

'AGM Resolutions'

Yours faithfully

Gemma Knowles
Assistant Company Secretary

SUPPL

Encl.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

dw 8/8

Severn Trent Plc Annual General Meeting 2006 – Resolutions

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000

www.severntrent.com